UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 29, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT 2015

This announcement is made by the Company pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2015 were not audited, and were prepared in accordance with the PRC Accounting Standards.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2015 were not audited, and were prepared in accordance with the PRC Accounting Standards.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board.

Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department (accounting officer)	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the first quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million  Currency: RMB

				Increase/
				decrease as
				at the end of
				the reporting
	As at			period
	the end of	As at the end of		compared
	the reporting	last year		with the end
	period	Adjusted	Unadjusted	of last year
				(%)
Total assets	169,531	163,542	163,542	3.66
Net assets attributable to the shareholders of listed company	29,198	27,696	27,696	5.42

	From the			Increase/
	beginning of	From the beginning of		decrease
	the year to	last year to the end of		compared
	the end of	the reporting		with the
	the reporting	period last year		same period
	period	Adjusted	Unadjusted	last year
(%)
Net cash flows from operating activities	2,556	1,524	1,535	67.72

	From the			Increase/
	beginning of	From the beginning of		decrease
	the year to	last year to the end of		compared
	the end of	the reporting		with the
	the reporting	period last year		same period
	period	Adjusted	Unadjusted	last year
				(%)
Revenue	22,393	21,824	21,798	2.61
Net profit attributable to shareholders of listed company	1,564	–205	–205	862.93
Net profit attributable to shareholders of listed company after deducting non-recurring profit and loss	1,477	–247	–247	697.98
				Increase by 6.33 percentage
Weighted average return on net assets (%)	5.49	–0.837	–0.837	points
Basic earnings per share (RMB per share)	0.1234	–0.0162	–0.0162	861.73
Diluted earnings per share (RMB per share)	0.1234	–0.0162	–0.0162	861.73

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB

Amount for
Item	the period

Gains or losses from disposal of non-current assets	–1
Non-operating incomes and expenses other than the above	122
Effect on minority interests (net of tax)	–6
Effect on income tax	–28

Total	87

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares

Total number of shareholders	209,963

		Shareholding of the 10 largest shareholders
			Number of
	Shareholdings		shares with
	as at		trading	Pledged or locked-up
Name of shareholder	the end of		moratorium	Status of	Number of	Nature of
(in full)	the period	Proportion	held	shares	shares	shareholders
		(%)

China Eastern Air Holding Company (中國東方航空集團公司)	5,072,922,927	40.03	241,547,927	Nil	0	State-owned legal person
HKSCC NOMINEES LIMITED	4,180,087,198	32.98	698,865,000	Unknown	Unknown	Overseas legal person
CES Finance Holding Co., Ltd (東航金控有限責任公司）	457,317,073	3.61	457,317,073	Nil	0	State-owned legal person
China National Aviation Fuel Holding Company (中國航空油料集團公司)	377,782,932	2.98	0	Unknown	Unknown	State-owned legal person
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	212,365,429	1.68	0	Unknown	Unknown	State-owned legal person
Jin Jiang International Holdings Company Limited (錦江國際 （集團）有限公司)	130,000,000	1.03	0	Unknown	Unknown	State-owned legal person
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份有限公司)	83,157,894	0.66	0	Unknown	Unknown	State-owned legal person
China Life Insurance (Group) Company – Traditional – Ordinary Insurance products （中國人壽保險（集團）公司 －傳統－普通保險產品）	59,731,876	0.47	0	Unknown	Unknown	State-owned legal person
National Social Securities Fund 115 Group（全國社保基金 一一五組合）	34,999,905	0.28	0	Unknown	Unknown	Unknown
Taikang Life Insurance Company Limited – Dividend – Personal Dividend – 019L – FH002 Shanghai（泰康人壽保險股份 有限公司－分紅－個人分紅 －019L－FH002滬）	30,000,000	0.24	0	Unknown	Unknown	Unknown

Shareholding of the 10 largest holders of shares without trading moratorium

	Number of listed
	shares without trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company (中國東方航空集團公司)	4,831,375,000	RMB ordinary shares	4,831,375,000
HKSCC NOMINEES LIMITED	3,481,222,198	Overseas listed foreign shares	3,481,222,198
China National Aviation Fuel Holding Company (中國航空油料集團公司)	377,782,932	RMB ordinary shares	377,782,932
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	212,365,429	RMB ordinary shares	212,365,429
Jin Jiang International Holdings Company Limited (錦江國際（集團）有限公司)	130,000,000	RMB ordinary shares	130,000,000
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份有限公司)	83,157,894	RMB ordinary shares	83,157,894
China Life Insurance (Group) Company – Traditional – Ordinary Insurance Products （中國人壽保險（集團）公司－傳統－普通保險產品）	59,731,876	RMB ordinary shares	59,731,876
National Social Securities Fund 115 Group （全國社保基金一一五組合）	34,999,905	RMB ordinary shares	34,999,905
Taikang Life Insurance Company Limited – Dividend – Personal Dividend – 019L – FH002 Shanghai（泰康人壽保險股份 有限 公司－分紅－個人分紅－019L－ FH002 滬）	30,000,000	RMB ordinary shares	30,000,000
National Social Securities Fund 112 Group （全國社保基金一一二組合）	26,995,781	RMB ordinary shares	26,995,781

Description of connected relationship or activities in concert among the above shareholders	Among the 4,180,087,198 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; China Eastern Air Holding Company (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd (“CES Finance”); and CES Finance owns 100% equity interest in CES Global; thus, CEA Holding indirectly owns 100% equity interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of preference shareholders with voting rights restored and the number of shares held	Not applicable

2.3	The total number of the Company’s preference shareholders and the shareholding of the 10 largest preference shareholders and the shareholding of the 10 largest preference holders of shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

Item	Change	Reasons for the change
	(%)

Revenue	2.61	The growth of revenue is lower than the growth of productivity. It is primarily due to the decrease of revenue from fuel surcharge which is due to the decrease of fuel prices. During the period, revenue from fuel surcharge recorded a decrease of RMB1.037 billion compared to the corresponding period last year. The growth of revenue during the period would be generally in line with the growth of productivity when excluding fuel surcharge.
Investment income	200	Primarily due to the increase in profits from associated companies of the Company
Income tax	436.07	Primarily due to the increase in taxable profit resulted from the increase of the Company’s profit
Net profit attributable to shareholders of the parent company	862.93	Primarily due to the decrease in expenses resulted from the continuous improvement of the Company’s operating abilities and the decrease of jet fuel prices
Other current assets	37.45	Primarily due to the difference of input tax over output tax of the Company
Long-term equity investment	28.85	Primarily due to the increase in investments in associated companies by the Company
Short-term borrowings	–26.88	Primarily due to the adoption of other financing methods in order to reduce short-term borrowings of the Company
Other current liabilities	50.38	Primarily due to the issuance of super short- term commercial paper by the Company
Long-term borrowings	20.29	Primarily due to the increase in long-term borrowings of the Company

3.2	Analysis of the progress of significant events and their effects and proposed solutions

The “Plan for the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《關 於 中 國 東 方 航 空 股 份 有 限 公 司 非 公 開 發 行A 股 股 票 預 案 的 議 案》” and related resolutions were considered and approved at the 11th meeting of the 7th session of the Board on 23 April 2015. The resolution shall be submitted to the ordinary general meeting for consideration. For details, please refer to the announcements of the Company published on the websites of Shanghai Stock Exchange (www.sse.com.cn) and Hong Kong Stock Exchange (www.hkex. com.hk) during the evening of 23 April 2015 and the announcements published on China Securities Journal and Shanghai Securities News on 24 April 2015.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking has
					Whether there is	been strictly
Background of	Type of	Undertaking		Time and term of	an implementation	implemented in a
undertaking	undertaking	party	Content of undertaking	undertaking	period	timely manner

Undertaking in relation to refinancing	Trading moratorium of shares	CEA Holding/CES Finance	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 17 April 2013, the Company issued 241,547,927 A shares of the Company and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis in April 2013. CEA Holding and CES Finance undertook that: they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares.	Time of undertaking: April 2013; term of undertaking: from 16 April 2013 to 16 April 2016	Yes	Yes

	Trading moratorium of shares	CES Global	The Company issued 698,865,000 additional H shares to CES Global in June 2013. According to the resolution passed at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012 and the resolution passed at the 2012 first extraordinary general meeting of the Company held on 9 November 2012, CES Global undertook that: it shall not transfer the H shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of H shares.	Time of undertaking: November 2012; term of undertaking: from 21 June 2013 to 21 June 2016	Yes	Yes

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), CEA Holding undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Yes

Whether the
undertaking has
					Whether there is	been strictly
Background of	Type of	Undertaking		Time and term of	an implementation	implemented in a
undertaking	undertaking	party	Content of undertaking	undertaking	period	timely manner

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall, strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China
29 April 2015

As at the date of this announcement, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet as at 31 March 2015

(Unless otherwise stated, amounts expressed in RMB millions)

			31 March	31 December
	31 March	31 December	2015	2014
	2015	2014	Parent	Parent
Assets	Consolidated	Consolidated	company	company

Current assets
Monetary capital	1,611	1,393	1,292	892
Hedge instruments	5	5	5	5
Notes receivable	–	–	–	–
Trade receivables	3,706	3,862	3,075	2,920
Prepayments	1,012	978	213	266
Interest receivable	–	–
Dividends receivable	33	33	33	33
Other receivables	2,948	3,165	10,428	11,105
Inventory	2,264	2,259	74	72
Non-current assets held for sale	4,330	4,330	2,866	2,866
Non-current assets due within one year	106	98	68	68
Other non-current assets	2,914	2,120	2,337	1,722

Total current assets	18,929	18,243	20,391	19,949

Non-current assets
Hedge instruments	30	30	30	30
Financial assets available for sale	443	433	399	388
Long-term equity investment	2,050	1,591	16,309	15,848
Fixed assets	111,167	107,278	71,607	68,632
Construction in progress	22,928	22,376	21,643	20,258
Intangible assets	2,492	2,436	1,532	1,469
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,797	1,344	993	996
Deferred income tax assets	165	170	–	–
Other non-current assets	502	613	769	813

Total non-current assets	150,602	145,299	122,310	117,462

Total assets	169,531	163,542	142,701	137,411

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet as at 31 March 2015 (Cont’d)

(Unless otherwise stated, amounts expressed in RMB millions)

			31 March	31 December
	31 March	31 December	2015	2014
Liabilities and shareholders’	2015	2014	Parent	Parent
equity	Consolidated	Consolidated	company	company

Current liabilities
Short-term borrowings	10,222	13,979	11,657	15,470
Hedge instruments	–	–	–	–
Notes payable	–	–	–	–
Trade payables	11,295	11,147	12,721	11,493
Account collected in advance	1,011	841	597	421
Settlement of vouchers	3,809	5,064	3,643	4,920
Staff remuneration payable	2,915	3,141	1,707	1,841
Tax payable	2,239	1,846	1,007	817
Interest payable	421	738	268	580
Other payables	3,589	3,016	7,756	6,547
Non-current liabilities due within one year	18,502	17,355	14,698	13,892
Other current liabilities	6,015	4,000	6,000	4,000

Total current liabilities	60,018	61,127	60,054	59,981

Non-current liabilities
Long-term borrowings	24,332	20,228	19,660	15,229
Hedge instruments	168	95	168	95
Bonds payable	10,287	10,285	4,792	4,791
Long-term payables	39,075	37,717	25,890	25,655
Long-term staff remuneration payable	2,822	2,822	2,293	2,293
Special items payable	116	116	95	95
Deferred income tax liabilities	26	26	–	–
Other non-current liabilities	1,492	1,639	900	916

Total non-current liabilities	78,318	72,928	53,798	49,074

Total liabilities	138,336	134,055	113,852	109,055

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet as at 31 March 2015 (Cont’d)

(Unless otherwise stated, amounts expressed in RMB millions)

			31 March	31 December
	31 March	31 December	2015	2014
Liabilities and shareholders’	2015	2014	Parent	Parent
equity	Consolidated	Consolidated	company	company

Shareholders’ equity
Share capital	12,674	12,674	12,674	12,674
Capital reserves	17,410	17,410	17,868	17,868
Other comprehensive income	(2,915)	(2,853)	(2,269)	(2,207)
Undistributed profits/ (accumulated loss)	2,029	465	576	21
Total equity attributable to equity holders of parent company	29,198	27,696	28,849	28,356

Minority interests	1,997	1,791	–	–

Total shareholders’ equity	31,195	29,487	28,849	28,356

Total liabilities and shareholders’ equity	169,531	163,542	142,701	137,411

Financial statements signed by persons below:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the period from January to March 2015

(Unless otherwise stated, amounts expressed in RMB millions)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

1.	Revenue	22,393	21,824	11,884	11,687
	Less: Operating costs	(18,396)	(19,981)	(9,769)	(10,742)
	Business taxes and surcharges	(22)	(26)	(4)	(6)
	Selling expenses	(1,362)	(1,415)	(922)	(798)
	Administrative expenses	(637)	(611)	(353)	(333)
	Finance expenses/(income), net	(798)	(956)	(561)	(669)
	Assets impairment loss	1	–	–	–
	Add: Gains arising from changes in fair value	1	6	1	6
	Investment gains	36	12	44	30

2.	Operating profit	1,216	(1,147)	320	(825)
	Add: Non-operating income	876	968	354	607
	Less: Non-operating expenses	(2)	(3)	(1)	(2)

3.	Total profits	2,090	(182)	673	(220)
	Less: Income tax expenses	(327)	(61)	(118)	–

4.	Net profit	1,763	(243)	555	(220)

	– Net profit attributable to shareholders of the parent company	1,564	(205)

	– Minority interests	199	(38)

5.	Earnings per share
	Basic earnings per share (RMB)	0.1234	(0.0162)

	Diluted earnings per share (RMB)	0.1234	(0.0162)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the period from January to March 2015 (Cont’d)

(Unless otherwise stated, amounts expressed in RMB millions)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

6.	Other comprehensive income, net of tax
	Gain or loss from fair value movements of available-for-sale financial assets	12	(16)	12	(16)
	Effective portion of gains or losses from cash flow hedge instruments	(74)	(14)	(74)	(14)

	Other comprehensive income, net of tax	(62)	(30)	(62)	(30)

7.	Total comprehensive income	1,701	(273)	493	(250)

	Of which:
	Total comprehensive income attributable to shareholders of the parent company	1,502	(235)

	Total comprehensive income attributable to minority interests	199	(38)

Financial statements signed by persons below:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to March 2015

(Unless otherwise stated, amounts expressed in RMB millions)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	20,800	22,036	11,825	13,694
	Other cash received from operating activities	2,087	1,378	1,820	1,236

	Sub-total of cash inflow from operating activities	22,887	23,414	13,645	14,930

	Cash paid for purchase of goods and receiving of labour services	(14,115)	(15,739)	(8,431)	(8,305)
	Cash paid to and for employees	(3,129)	(3,522)	(1,575)	(2,349)
	Taxes paid	(359)	(575)	(219)	(474)
	Other cash paid for operating activities	(2,728)	(2,054)	(1,912)	(1,212)

	Sub-total of cash outflow from operating activities	(20,331)	(21,890)	(12,137)	(12,340)

	Net cash flows from operating activities	2,556	1,524	1,508	2,590

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to March 2015 (Cont’d)

(Unless otherwise stated, amounts expressed in RMB millions)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

2.	Cash flow from investing activities
	Cash received from disposal of investment	–	–	–	–
	Investment income in cash	–	14	–	46
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	112	5	80	4
	Other cash received from investing activities	15	58	15	30

	Sub-total of cash inflow from investing activities	127	77	95	80

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(4,922)	(4,340)	(4,409)	(3,804)
	Investments paid in cash	(413)	–	(413)	(85)
	Other cash paid for investing activities	–	–	–	–

	Sub-total of cash outflow from investing activities	(5,335)	(4,340)	(4,822)	(3,889)

	Net cash flow from investing activities	(5,208)	(4,263)	(4,727)	(3,809)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to March 2015 (Cont’d)

(Unless otherwise stated, amounts expressed in RMB millions)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

3.	Cash flow from fund raising activities
	Proceeds received in cash from investments	–	–	–	–
	Cash received from borrowings	16,405	11,673	15,384	11,173
	Proceeds received in cash from bonds issuance	–	2,500	–	–
	Other cash received relating to fund raising activities	–	–	–	–

	Sub-total of cash inflow from fund raising activities	16,405	14,173	15,384	11,173

	Cash paid for repayment of indebtedness	(11,415)	(9,663)	(10,466)	(9,097)
	Cash payments for distribution of dividends, profits or payments of interest expense	(615)	(588)	(527)	(449)
	Other cash paid for fund raising activities	(1,495)	(962)	(776)	(744)

	Sub-total of cash outflow from fund raising activities	(13,525)	(11,213)	(11,769)	(10,290)

	Net cash flow from fund raising activities	2,880	2,960	3,615	883

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to March 2015 (Cont’d)

(Unless otherwise stated, amounts expressed in RMB millions)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2015	2014	2015	2014
		Consolidated	Consolidated	Company	Company
			(Restated)

4.	Effect of changes in exchange rate on cash and cash equivalents	(13)	(22)	(11)	(21)

5.	Net decrease in cash and cash equivalents	215	199	385	(357)
	Add: Balance of cash and cash equivalents at the beginning of the year	1,355	2,040	866	1,029

6.	Balance of cash and cash equivalents at the end of the year	1,570	2,239	1,251	672

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

– 17 –